UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

IRVINE SENSORS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

463664-50-8
(CUSIP Number)

DECEMBER 31, 2003
(Date of Event Which Requires Filing of this Statement)

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 463664-50-8	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P. (the "Momentum Fund") EIN: 03-0021366
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 276,920
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 276,920
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.70%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 463664-50-8	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P. (the "Momentum Fund III") EIN: 32-0056070
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,080
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,080
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,080
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.45%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP No. 463664-50-8	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Advisory Group, LLC ("MAG") EIN: 300021359
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 402,500, some of which are held by the Momentum Fund and Momentum Fund III (colectively, the "Funds") and some of which are held by MAG. MAG is the general partner of the Funds.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 402,500, some of which are held by the Funds, and some of which are held by MAG. MAG is the general partner of each of the Funds.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.45%
12	TYPE OF REPORTING PERSON IA

SCHEDULE 13G

CUSIP No. 463664-50-8	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 402,500, all of which are held by the Funds and MAG.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 402,500, all of which are held by the Funds and MAG.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.45%
12	TYPE OF REPORTING PERSON IN

Item 1.   Issuer.

  The name of the issuer is Irvine Sensors Corporation (the "Issuer")
  The address of the Issuer's principal executive office is 3001 Redhill Avenue, Building 4, Costa Mesa, CA 92626.

Item 2.   Reporting Person and Security.

  Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is Mercator Advisory Group, LLC, a California limited liability company ("MAG"). David F. Firestone is the Managing Member of MAG.
  The business address of each of the Funds, MAG, and David F. Firestone is 555 S. Flower Street, Suite 4500, Los Angeles, CA 90071.
  Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company.
  The title of the class of securities to which this statement relates is the common stock, of the Issuer (the "Common Stock").
  The CUSIP number is 463664-50-8.

Item 3.   If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

  [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
  [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
  [ ]  Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
  [ ]  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  [ ]  An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
  [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
  [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
  [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Not Applicable.

Page 6 of 11 Pages

Item 4.   Ownership.

Momentum Fund holds a warrant to purchase up to 250,000 shares of Common Stock acquired on December 23, 2002 (the "2002 Warrant"). The 2002 Warrant has a term of three years and is exercisable at a price determined with reference to the market price of the Common Stock on the date of exercise.

On June 30, 2003, pursuant to a Stock Purchase Agreement, the Funds purchased from the Issuer 750,000 shares of Common Stock and received warrants (the "2003 Warrants") to acquire up to a total of 200,000 additional shares.

MAG holds warrants to purchase up to 52,500 shares of Common Stock which it acquired from an affiliated entity named Mercator Group.

As of December 31, 2003, Momentum Fund owned 250,000 shares of Common Stock and 2002 Warrants to purchase 26,920 additional shares of Common Stock; Momentum Fund III owned 2003 Warrants to purchase 73,080 shares of Common Stock; and MAG owned warrants to purchase 52,500 shares of Common Stock. Assuming that the Issuer has 16,021,557 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004, the Common Stock beneficially owned by each of the reporting persons represented the following percentages of the outstanding Common Stock:

Momentum Fund	1.70%
Momentum Fund III	0.45%
MAG	2.45%
David F. Firestone	2.45%

Each Fund shares with MAG and David F. Firestone the power to vote and the power to dispose of the Common Stock beneficially owned by the Fund.

Page 7 of 11 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this Schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

If a group has filed this Schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2004	MERCATOR MOMENTUM FUND, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	MERCATOR MOMENTUM FUND III, L.P. By: MERCATOR ADVISORY GROUP, LLC, its general partner By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	MERCATOR ADVISORY GROUP, LLC By: /s/ David F. Firestone ____________________________________ David F. Firestone, Managing Member

Dated: May 26, 2004	/s/ David F. Firestone ____________________________________ David F. Firestone

Page 9 of 11 Pages

EXHIBIT INDEX

Exhibit A      Agreement of Joint Filing

Page 10 of 11 Pages

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 the Amendment No. 2 to Schedule 13G, dated May 26, 2004, containing the information required by Schedule 13G, for the shares of common stock of Irvine Sensors Corporation and warrants to purchase additional shares beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Mercator Advisory Group, LLC, and David F. Firestone and such other holdings as may be reported therein.

Dated:  May 26, 2004

MERCATOR MOMENTUM FUND, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
       its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR MOMENTUM FUND III, L.P.

By:  MERCATOR ADVISORY GROUP, LLC,
      its general partner

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

MERCATOR ADVISORY GROUP, LLC

By:  /s/ David F. Firestone
        ____________________________________
        David F. Firestone, Managing Member

/s/ David F. Firestone
____________________________________
David F. Firestone

Page 11 of 11 Pages